Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfc.bank.in, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2026

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2026
		30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	95131.63	90575.33	86993.84	185706.96	174365.71	348615.15
	a) Interest / discount on advances / bills	70049.53	66406.51	63309.67	136456.04	127457.58	256192.47
	b) Income on investments	22101.42	20753.16	21328.37	42854.58	42145.54	82656.87
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	1560.46	1599.37	738.86	3159.83	1565.30	3457.06
	d) Others	1420.22	1816.29	1616.94	3236.51	3197.29	6308.75
2	Other income (a)+(b)	34227.06	42535.03	31566.79	76762.09	77249.89	146847.66
	a) Premium and other operating income from insurance business	23640.43	18353.92	20510.43	41994.35	36583.80	84160.02
	b) Others (Refer note 8)	10586.63	24181.11	11056.36	34767.74	40666.09	62687.64
3	Total income (1)+(2)	129358.69	133110.36	118560.63	262469.05	251615.60	495462.81
4	Interest expended	50667.43	47625.63	46740.86	98293.06	94449.37	185491.23
5	Operating expenses (i)+(ii)+(iii)	45819.72	54488.73	40879.05	100308.45	90062.05	181173.91
	i) Employees cost	9774.20	9342.49	9317.56	19116.69	18215.02	37604.81
	ii) Claims and benefits paid and other expenses pertaining to insurance business	22518.74	32177.54	18988.69	54696.28	47061.61	92340.22
	iii) Other operating expenses	13526.78	12968.70	12572.80	26495.48	24785.42	51228.88
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	96487.15	102114.36	87619.91	198601.51	184511.42	366665.14
7	Operating profit before provisions and contingencies (3)-(6)	32871.54	30996.00	30940.72	63867.54	67104.18	128797.67
8	Provisions (other than tax) and contingencies (Refer note 7)	4209.00	3802.84	4281.83	8011.84	19595.46	26656.22
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	28662.54	27193.16	26658.89	55855.70	47508.72	102141.45
11	Tax expense	7125.45	6810.47	6295.12	13935.92	10054.52	22921.99
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	21537.09	20382.69	20363.77	41919.78	37454.20	79219.46
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	21537.09	20382.69	20363.77	41919.78	37454.20	79219.46
15	Less: Minority interest	837.06	1137.98	753.10	1975.04	1585.62	3193.49
16	Net profit for the period (14)-(15)	20700.03	19244.71	19610.67	39944.74	35868.58	76025.97
17	Paid up equity share capital (Face value of ₹ 1/- each)	1541.86	1540.13	1536.37	1541.86	1536.37	1539.34
18	Reserves excluding revaluation reserves						579975.02
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.43	12.50	12.78	25.93	23.39	49.50
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.41	12.47	12.71	25.87	23.27	49.28

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2026
		30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury (Refer note 8)	19150.30	18192.38	20609.22	37342.68	46713.43	82158.35
b)	Retail Banking:	79112.16	75888.80	75584.52	155000.96	150775.70	301853.51
	(i) Digital Banking*	3.89	3.39	2.62	7.28	5.11	10.37
	(ii) Non Digital Banking	79108.27	75885.41	75581.90	154993.68	150770.59	301843.14
c)	Wholesale Banking	52743.87	48670.85	42308.37	101414.72	87098.59	174506.30
d)	Other Banking Operations	9700.20	9044.03	9333.81	18744.23	18027.45	36840.96
e)	Insurance Business**	26820.21	35951.83	22798.91	62772.04	54418.15	108079.83
f)	Others^	5280.86	4974.15	4721.00	10255.01	9135.83	19507.46
g)	Unallocated	—	—	—	—	—	—
	Total	192807.60	192722.04	175355.83	385529.64	366169.15	722946.41
	Less: Inter Segment Revenue	63448.91	59611.68	56795.20	123060.59	114553.55	227483.60

	Income from Operations	129358.69	133110.36	118560.63	262469.05	251615.60	495462.81

2	Segment Results***
a)	Treasury (Refer note 8)	2099.17	2406.59	4212.52	4505.76	14810.25	18963.35
b)	Retail Banking:	10521.59	10131.32	9098.86	20652.91	12480.56	32026.72
	(i) Digital Banking*	—	0.07	(0.44)	0.07	(0.64)	(1.59)
	(ii) Non Digital Banking	10521.59	10131.25	9099.30	20652.84	12481.20	32028.31
c)	Wholesale Banking	10563.24	10364.04	8922.62	20927.28	12621.01	33947.96
d)	Other Banking Operations	3297.50	2795.81	2790.10	6093.31	4806.86	10415.96
e)	Insurance Business**	2005.59	1750.38	1746.19	3755.97	3391.12	7083.51
f)	Others^	747.15	334.48	489.63	1081.63	581.33	2068.38
g)	Unallocated	(571.70)	(589.46)	(601.03)	(1161.16)	(1182.41)	(2364.43)

	Total Profit Before Tax and Minority Interest	28662.54	27193.16	26658.89	55855.70	47508.72	102141.45

3	Segment Assets
a)	Treasury	1106606.06	1086021.85	921265.72	1106606.06	921265.72	1149929.44
b)	Retail Banking:	1672324.39	1618976.54	1528244.81	1672324.39	1528244.81	1580887.11
	(i) Digital Banking*	164.11	146.45	108.45	164.11	108.45	138.04
	(ii) Non Digital Banking	1672160.28	1618830.09	1528136.36	1672160.28	1528136.36	1580749.07
c)	Wholesale Banking	1660468.54	1559292.84	1421440.84	1660468.54	1421440.84	1499816.13
d)	Other Banking Operations	118719.59	115884.08	111367.06	118719.59	111367.06	112867.13
e)	Insurance Business**	452460.39	441063.92	395094.85	452460.39	395094.85	414400.04
f)	Others^	135621.42	132948.46	116638.18	135621.42	116638.18	128754.48
g)	Unallocated	19641.19	17285.97	20689.94	19641.19	20689.94	21386.51

	Total	5165841.58	4971473.66	4514741.40	5165841.58	4514741.40	4908040.84

4	Segment Liabilities***
a)	Treasury	117378.35	78998.60	87053.07	117378.35	87053.07	98273.66
b)	Retail Banking:	2677618.76	2532744.34	2353971.83	2677618.76	2353971.83	2528789.64
	(i) Digital Banking*	176.23	156.83	114.76	176.23	114.76	147.09
	(ii) Non Digital Banking	2677442.53	2532587.51	2353857.07	2677442.53	2353857.07	2528642.55
c)	Wholesale Banking	1164664.22	1159025.98	996474.90	1164664.22	996474.90	1130276.17
d)	Other Banking Operations	4192.47	4100.45	4046.54	4192.47	4046.54	3997.87
e)	Insurance Business**	432657.14	421651.63	379214.74	432657.14	379214.74	398573.63
f)	Others^	107517.85	106068.47	90582.91	107517.85	90582.91	99037.36
g)	Unallocated	29651.70	39498.81	39053.44	29651.70	39053.44	40648.08

	Total	4533680.49	4342088.28	3950397.43	4533680.49	3950397.43	4299596.41

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	632161.09	629385.38	564343.97	632161.09	564343.97	608444.43

6	Total (4)+(5)	5165841.58	4971473.66	4514741.40	5165841.58	4514741.40	4908040.84

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

*** Segment Results and Liabilities for half year ended September 30, 2025 and year end March 31, 2026 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes:

1	Consolidated statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.09.2026	As at 30.09.2025	As at 31.03.2026
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1541.86	1536.37	1539.34
Employees stock options / units outstanding	5107.81	4183.53	4545.11
Reserves and surplus	601927.19	537607.51	579975.02
Minority interest	23584.23	21016.56	22384.96
Deposits	3324146.36	2798169.83	3099638.29
Borrowings	594143.54	599507.24	588484.55
Other liabilities and provisions	224930.68	209125.38	252977.53
Policyholders’ funds	390459.91	343594.98	358496.04

Total	5165841.58	4514741.40	4908040.84

ASSETS
Cash and balances with Reserve Bank of India	175156.11	133210.73	200707.11
Balances with banks and money at call and short notice	88644.04	43847.14	111218.94
Investments	1356850.48	1250390.77	1280216.29
Advances	3316057.54	2853902.56	3050783.23
Fixed assets	16430.53	15537.75	16491.59
Other assets	212702.88	217852.45	248623.68

Total	5165841.58	4514741.40	4908040.84

2	Consolidated statement of Cashflows is given below:

	(₹ in crore)
Particulars	Half year ended		Year ended 31.03.2026
	30.09.2026	30.09.2025
	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Consolidated profit after tax and minority interest	39944.74	35868.58	76025.97
Add: Provision for income tax	13935.92	10054.52	22921.99
Consolidated profit before income tax and after minority interest	53880.66	45923.10	98947.96

Adjustment for:
Depreciation on fixed assets	2218.68	2061.48	4194.90
(Profit) / loss on revaluation of investments	(3018.64)	(3440.62)	7739.96
Amortisation of premium / (discount) on investments	461.62	379.31	986.17
Profit on sale of fixed assets	(89.68)	(60.52)	(207.91)
Profit on sale of investment in subsidiary	—	(6949.27)	(7000.27)
Provision / charge for non performing assets	6896.31	6973.56	14445.98
Floating provisions	—	9000.00	9000.00
Provision for standard assets and contingencies	1115.53	3621.90	3210.24
Employee stock options / units expense	1117.47	1128.13	2228.30

	62581.95	58637.07	133545.33

Adjustments for:
Increase in investments	(76762.33)	(59467.24)	(102572.73)
Increase in advances	(272277.74)	(135993.25)	(340270.74)
Increase in deposits	224508.07	87271.60	388740.06
Decrease / (Increase) in other assets	32801.08	(5074.33)	(29678.54)
(Decrease) / Increase in other liabilities and provisions	(29182.67)	7937.04	52338.92
Increase in policyholders’ funds	34385.43	23377.42	34060.45

	(23946.21)	(23311.69)	136162.75

Direct taxes paid (net of refunds)	(10549.26)	(8740.82)	(22656.37)

Net cash flow from / (used in) operating activities	(34495.47)	(32052.51)	113506.38

Cash flows from investing activities:
Purchase of fixed assets	(1450.45)	(1385.60)	(3889.97)
Proceeds from sale of fixed assets	129.72	263.00	527.56
Proceeds from sale of investment in subsidiary (net of expenses)	—	9755.00	9806.00
Investment in subsidiaries	—	(80.87)	(80.87)

Net cash flow from / (used in) investing activities	(1320.73)	8551.53	6362.72

	(₹ in crore)
Particulars	Half year ended		Year ended 31.03.2026
	30.09.2026	30.09.2025
	Unaudited	Unaudited	Audited
Cash flows from financing activities:
Increase in minority interest (including issue of ESOPs by subsidiaries)	770.35	698.57	2331.21
Proceeds from issue of share capital	1341.10	3589.34	5108.50
Proceeds from issue of shares through subsidiary IPO (net of issue expenses)	—	2,458.62	2,456.61
Proceeds / (Repayments) of Tier 1 and Tier 2 capital instruments	(10500.39)	400.00	700.00
Proceeds / (Repayments) of other borrowings (net)	15972.74	(36214.34)	(48895.19)
Dividend paid	(20021.05)	(20705.98)	(20705.98)

Net cash flow used in financing activities	(12437.25)	(49773.79)	(59004.85)

Effect of fluctuation in foreign currency translation reserve	127.55	384.74	1113.90

Net increase / (decrease) in cash and cash equivalents	(48125.90)	(72890.03)	61978.15

Cash and cash equivalents at the beginning of the year	311926.05	249947.90	249947.90
Cash and cash equivalents at the end of the period	263800.15	177057.87	311926.05

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above financial results represent the consolidated financial results of HDFC Bank Limited and its subsidiaries including Employee Welfare Trust (‘EWT’) which is consolidated as a subsidiary (together referred to as the “Group” herein). These financial results have been approved by the Board of Directors of the Bank at its meeting held on October 17, 2026. The financial results for the quarter and half year ended September 30, 2026 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable.

5

The Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2026. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

During the quarter and half year ended September 30, 2026, the Bank has allotted 1,72,69,856 and 2,52,29,020 equity shares respectively pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

7	During the half year ended September 30, 2025 and year ended March 31, 2026, the Bank made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

8

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financials, profit on sale of investment was considered as the difference between the sale consideration and the Bank’s share in the carrying amount of HDBFS’s net assets (to the extent of sale), as of the date of sale. Consequently, during the half year ended September 30, 2026, the net gain recognised by the Bank in the Consolidated Financials, on sale of shares under the OFS was ₹ 6,949.27 crore (before tax and net of estimated IPO related expenses). For the year ended March 31, 2026, the net gain recognised by the Bank on sale of shares under the OFS was ₹ 7,000.27 crore (before tax and net of IPO related expenses).

9

As intimated to the Stock Exchanges on September 26, 2025, the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority (“DFSA”), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank has taken steps to comply with the directives in the above-referred notice.

The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

11

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfc.bank.in/about-us/regulatory-disclosures. The disclosures have not been reviewed by the statutory auditors.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: October 17, 2026	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfc.bank.in, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2026

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2026
		30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	83426.60	79362.78	76690.70	162789.38	154160.90	307522.08
	a) Interest / discount on advances / bills	65458.33	61953.87	59264.81	127412.20	119457.45	239762.46
	b) Income on investments	15253.52	14272.21	15285.48	29525.73	30355.56	58945.38
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	1330.90	1365.28	554.79	2696.18	1224.96	2674.70
	d) Others	1383.85	1771.42	1585.62	3155.27	3122.93	6139.54
2	Other Income (Refer note 12)	13831.02	12821.60	14350.02	26652.62	36079.85	62532.57
3	Total Income (1)+(2)	97257.62	92184.38	91040.72	189442.00	190240.75	370054.65
4	Interest expended	48807.42	45828.83	45139.20	94636.25	91171.43	178836.04
5	Operating expenses (i)+(ii)	18966.78	18187.49	17977.92	37154.27	35411.76	72660.33
	i) Employees cost	6774.17	6414.83	6461.29	13189.00	12619.26	26050.15
	ii) Other operating expenses	12192.61	11772.66	11516.63	23965.27	22792.50	46610.18
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	67774.20	64016.32	63117.12	131790.52	126583.19	251496.37
7	Operating Profit before provisions and contingencies (3)-(6)	29483.42	28168.06	27923.60	57651.48	63657.56	118558.28
8	Provisions (other than tax) and Contingencies (Refer note 7)	3573.62	3059.76	3500.53	6633.38	17942.16	23389.59
9	Exceptional items	—	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	25909.80	25108.30	24423.07	51018.10	45715.40	95168.69
11	Tax Expense (Refer note 13)	6399.84	6048.58	5781.79	12448.42	8918.91	20497.40
12	Net Profit from ordinary activities after tax (10)-(11)	19509.96	19059.72	18641.28	38569.68	36796.49	74671.29
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period (12)-(13)	19509.96	19059.72	18641.28	38569.68	36796.49	74671.29
15	Paid up equity share capital (Face Value of ₹ 1/- each)	1541.86	1540.13	1536.37	1541.86	1536.37	1539.34
16	Reserves excluding revaluation reserves						556816.45
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.87%	19.57%	19.96%	18.87%	19.96%	19.71%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.66	12.38	12.14	25.04	24.00	48.62
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.63	12.35	12.09	24.98	23.88	48.40
	(iv) NPA Ratios:
	(a) Gross NPAs	35809.70	35846.35	34289.48	35809.70	34289.48	34061.19
	(b) Net NPAs	11850.86	12357.27	11447.29	11850.86	11447.29	11169.54
	(c) % of Gross NPAs to Gross Advances	1.11%	1.17%	1.24%	1.11%	1.24%	1.15%
	(d) % of Net NPAs to Net Advances	0.37%	0.41%	0.42%	0.37%	0.42%	0.38%
	(v) Return on assets (average) - not annualized	0.45%	0.46%	0.49%	0.91%	0.97%	1.94%
	(vi) Net worth	566722.23	566201.13	507536.55	566722.23	507536.55	546325.46
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio*	0.63	0.56	0.52	0.63	0.52	0.53
	(x) Total Debts to Total Assets**	10.68%	10.50%	12.73%	10.68%	12.73%	11.21%
	* Debt represents borrowings with residual maturity of more than one year. ** Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Standalone Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Half year ended		Year ended 31.03.2026
		30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025
Particulars		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury (Refer note 12)	19150.30	18192.38	20609.22	37342.68	48892.56	84337.48
b)	Retail Banking:	79112.16	75888.80	75584.52	155000.96	150775.70	301853.51
	(i) Digital Banking*	3.89	3.39	2.62	7.28	5.11	10.37
	(ii) Non Digital Banking	79108.27	75885.41	75581.90	154993.68	150770.59	301843.14
c)	Wholesale Banking	52743.87	48670.85	42308.37	101414.72	87098.59	174506.30
d)	Other Banking Operations	9700.20	9044.03	9333.81	18744.23	18027.45	36840.96
e)	Unallocated	—	—	—	—	—	—
	Total	160706.53	151796.06	147835.92	312502.59	304794.30	597538.25
	Less: Inter Segment Revenue	63448.91	59611.68	56795.20	123060.59	114553.55	227483.60

	Income from Operations	97257.62	92184.38	91040.72	189442.00	190240.75	370054.65

2	Segment Results$
a)	Treasury (Refer note 12)	2099.17	2406.59	4212.52	4505.76	16989.38	21142.48
b)	Retail Banking:	10521.59	10131.32	9098.86	20652.91	12480.56	32026.72
	(i) Digital Banking*	0.00	0.07	(0.44)	0.07	(0.64)	(1.59)
	(ii) Non Digital Banking	10521.59	10131.25	9099.30	20652.84	12481.20	32028.31
c)	Wholesale Banking	10563.24	10364.04	8922.62	20927.28	12621.01	33947.96
d)	Other Banking Operations	3297.50	2795.81	2790.10	6093.31	4806.86	10415.96
e)	Unallocated	(571.70)	(589.46)	(601.03)	(1161.16)	(1182.41)	(2364.43)

	Total Profit Before Tax	25909.80	25108.30	24423.07	51018.10	45715.40	95168.69

3	Segment Assets
a)	Treasury	1106606.06	1086021.85	921265.72	1106606.06	921265.72	1149929.44
b)	Retail Banking:	1672324.39	1618976.54	1528244.81	1672324.39	1528244.81	1580887.11
	(i) Digital Banking*	164.11	146.45	108.45	164.11	108.45	138.04
	(ii) Non Digital Banking	1672160.28	1618830.09	1528136.36	1672160.28	1528136.36	1580749.07
c)	Wholesale Banking	1660468.54	1559292.84	1421440.84	1660468.54	1421440.84	1499816.13
d)	Other Banking Operations	118719.59	115884.08	111367.06	118719.59	111367.06	112867.13
e)	Unallocated	19641.19	17285.97	20689.94	19641.19	20689.94	21386.51

	Total	4577759.77	4397461.28	4003008.37	4577759.77	4003008.37	4364886.32

4	Segment Liabilities$
a)	Treasury	117378.35	78998.60	87053.07	117378.35	87053.07	98273.66
b)	Retail Banking:	2677618.76	2532744.34	2353971.83	2677618.76	2353971.83	2528789.64
	(i) Digital Banking*	176.23	156.83	114.76	176.23	114.76	147.09
	(ii) Non Digital Banking	2677442.53	2532587.51	2353857.07	2677442.53	2353857.07	2528642.55
c)	Wholesale Banking	1164664.22	1159025.98	996474.90	1164664.22	996474.90	1130276.17
d)	Other Banking Operations	4192.47	4100.45	4046.54	4192.47	4046.54	3997.87
e)	Unallocated	29651.70	39498.81	39053.44	29651.70	39053.44	40648.08

	Total	3993505.50	3814368.18	3480599.78	3993505.50	3480599.78	3801985.42

5	Capital, Employees stock options outstanding and Reserves	584254.27	583093.10	522408.59	584254.27	522408.59	562900.90

6	Total (4)+(5)	4577759.77	4397461.28	4003008.37	4577759.77	4003008.37	4364886.32

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the half year ended September 30, 2025 and year ended March 31, 2026 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes:

1	Standalone statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.09.2026	As at 30.09.2025	As at 31.03.2026
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	1541.86	1536.37	1539.34
Employees stock options / units outstanding	5107.81	4183.53	4545.11
Reserves and surplus	577604.60	516688.69	556816.45
Deposits	3327448.93	2801788.77	3105250.48
Borrowings	489017.54	509597.05	489394.63
Other liabilities and provisions	177039.03	169213.96	207340.31

Total	4577759.77	4003008.37	4364886.32

ASSETS
Cash and balances with Reserve Bank of India	175139.57	133187.66	200679.37
Balances with banks and money at call and short notice	75234.53	31954.62	97786.99
Investments	923997.08	874321.25	884201.47
Advances	3195566.06	2746359.78	2937166.26
Fixed assets	14645.26	13854.09	14724.64
Other assets	193177.27	203330.97	230327.59

Total	4577759.77	4003008.37	4364886.32

2	Standalone statement of Cashflows is given below:

	(₹ in crore)
	Half year ended		Year ended 31.03.2026
	30.09.2026	30.09.2025
Particulars	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Profit after tax	38569.68	36796.49	74671.29
Add: Provision for income tax	12448.42	8918.91	20497.40
Profit before income tax	51018.10	45715.40	95168.69
Adjustments for:
Depreciation on fixed assets	1929.30	1812.01	3657.58
Profit on revaluation of investments	(1008.75)	(2087.57)	(1075.82)
Amortisation of premium / (discount) on investments	471.36	323.82	917.73
Profit on sale of fixed assets	(88.95)	(59.18)	(186.57)
Profit on sale of investment in subsidiary	—	(9128.40)	(9179.40)
Provision / charge for non performing assets	5768.39	5280.22	11416.80
Floating provisions	—	9000.00	9,000.00
Provision for standard assets and contingencies	864.99	3661.93	2972.78
Dividend from subsidiaries	(1951.66)	(1631.44)	(2242.21)
Employee stock options / units expense	982.07	1001.76	1971.07

	57984.85	53888.55	112420.65

Adjustments for:
Increase in investments	(38686.41)	(36613.85)	(49116.60)
Increase in advances	(264168.17)	(132032.33)	(328962.40)
Increase in deposits	222198.46	87073.88	390535.58
Decrease / (Increase) in other assets	33987.57	(4455.11)	(30222.30)
(Decrease) / Increase in other liabilities and provisions	(31167.76)	10062.76	49002.92

	(19851.46)	(22076.10)	143657.85

Direct taxes paid (net of refunds)	(9115.91)	(7565.91)	(20040.85)

Net cash flow from / (used in) operating activities	(28967.37)	(29642.01)	123617.00

Cash flows from investing activities:
Purchase of fixed assets	(1210.30)	(943.84)	(3143.53)
Proceeds from sale of fixed assets	124.31	257.39	429.76
Investment in subsidiaries	(1000.00)	(80.87)	(80.87)
Proceeds from sale of investment in subsidiary (net of expenses)	—	9755.00	9806.00
Dividend from subsidiaries	1951.66	1631.44	2242.21

Net cash flow from / (used in) investing activities	(134.33)	10619.12	9253.57

Cash flows from financing activities:
Proceeds from issue of share capital	1341.10	3589.34	5108.50
Repayments of Tier 1 and Tier 2 capital instruments	(10280.39)	—	—
Proceeds / (Repayments) of other borrowings (net)	9845.40	(38665.60)	(59472.25)
Dividend paid	(20021.05)	(20705.98)	(20705.98)

Net cash flow used in financing activities	(19114.94)	(55782.24)	(75069.73)

Effect of fluctuation in foreign currency translation reserve	124.38	376.73	1094.84

Net increase / (decrease) in cash and cash equivalents	(48092.26)	(74428.40)	58895.68

Cash and cash equivalents at the beginning of the year	298466.36	239570.68	239570.68
Cash and cash equivalents at the end of the period	250374.10	165142.28	298466.36

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above standalone financial results have been approved by the Board of Directors at its meeting held on October 17, 2026. The financial results for the quarter and half year ended September 30, 2026 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable. Basis the nature of the Bank’s business, applicable ratios under the said regulations are disclosed.

5

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2026. Any circulars / directions issued by RBI are implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

6

During the quarter and half year ended September 30, 2026, the Bank has allotted 1,72,69,856 and 2,52,29,020 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

7	During the half year ended September 30, 2025 and year ended March 31, 2026, the Bank made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

8

Disclosure under resolution framework for COVID-19-related stress as at September 30, 2026, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. March 31, 2026 (A)^	Of (A), aggregate debt that slipped into NPA during the half-year ended September 30, 2026	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e. September 30, 2026^
Personal Loans	1,967.45	18.93	4.78	257.97	1,690.55
Corporate persons*	173.47	0.23	0.01	13.71	159.53
Of which, MSMEs	15.29	0.18	—	2.50	12.61
Others	131.29	1.51	0.41	27.41	102.37

Total	2,272.21	20.67	5.20	299.09	1,952.45

*	As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

#	Represents debt that slipped into NPA and was subsequently written off during the half- year ended September 30, 2026.

^	Excludes other facilities to the borrowers aggregating to ₹ 182.49 crore as of September 30, 2026 and ₹ 193.59 crore as of March 31, 2026 which have not been restructured.

9

Disclosures on the details of loans transferred / acquired and co-lending arrangements during the quarter ended September 30, 2026, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, are given below:

(i)	Details of non-performing assets (NPAs) transferred:

(₹ in crore except number of accounts)
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	—	—	—
Aggregate principal outstanding of loans transferred	—	—	—
Weighted average residual tenor of the loans transferred (in years)	—	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	—	—	—
Additional consideration realised in respect of accounts transferred in earlier years	2.80	—	—

(ii)	Details of loans not in default transferred through assignment are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	4,960.74
Weighted average residual maturity (in years)	8.59
Weighted average holding period (in years)	2.41
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iii)	The Bank has not acquired any loans not in default.

(iv)	The Bank has not acquired any stressed loans (Non-performing assets and Special Mention Accounts).

(v)	The Bank has not transferred any Special Mention Accounts.

(vi)	Details of rating-wise distribution of Security Receipts (SRs) held by the Bank at September 30, 2026 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR1	ICRA	100% - 150%	111.15
RR2	India Ratings	75% - 100%	27.26
RR4	India Ratings	25% - 50%	34.78
RR5	India Ratings	Upto 25%	125.47
RR5	CRISIL	Upto 25%	27.34
Unrated			720.00
		Total	1,046.00

(vii)	The Bank has not entered into any co-lending transactions during the quarter.

10

Disclosure related to Project Finance for the quarter ended September 30, 2026, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 is given below:

Item Description	Number of accounts	Total outstanding (₹ in crore)
1. Projects under implementation accounts at the beginning of the quarter	440	21,509.49
2. Projects under implementation accounts sanctioned during the quarter	139	2,124.48
3. Projects under implementation accounts where DCCO has been achieved during the quarter	103	4,547.82
4. Projects under implementation accounts at the end of the quarter*	469	21,246.56
5. Out of ‘4’ – accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked	61	3,506.97
5.1. Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	52	1,885.50
5.2. Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	9	1,621.47
5.3. Out of ‘5’ – accounts in respect of which Resolution plan has failed	—	—
6. Out of ‘5’, accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked due to change in scope and size of the project	2	85.26
7. Out of ‘5’, account in respect of which cost overrun associated with extension in original / extended DCCO, as the case may be, was funded	—	—
7.1. Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	—	—
7.2. Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	—	—
8. Out of ‘4’ – accounts in respect of which resolution process not involving extension in original / extended DCCO, as the case may be has been invoked	—	—
8.1. Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	—	—
8.2. Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	—	—
8.3. Out of ‘8’ – accounts in respect of which Resolution plan has failed	—	—

*Excludes 7 accounts where repayment was completed prior to the achievement of DCCO, and therefore no longer form part of the projects under implementation accounts at the end of the quarter.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, during the half year ended September 30, 2025, the net gain recognised by the Bank on sale of shares under the OFS was ₹ 9,128.40 crore (before tax and net of estimated IPO related expenses). For the year ended March 31, 2026, the net gain recognised by the Bank on sale of shares under the OFS was ₹ 9,179.40 crore (before tax and net of IPO related expenses).

13

Provision for tax for the half year ended September 30, 2025 and year ended March 31, 2026 is net of write back of provision no longer required of ₹ 1,144.46 crore, pursuant to favourable orders received.

14

As intimated to the Stock Exchanges on September 26, 2025, the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority (“DFSA”), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank has taken steps to comply with the directives in the above-referred notice.

The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

16	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: October 17, 2026	DIN-08614396

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2026

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended September 30, 2026, at its meeting held in Mumbai on Saturday, October 17, 2026. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2026

The Bank’s net revenue was ₹ 484.5 billion for the quarter ended September 30, 2026, as against ₹ 459.0 billion for the quarter ended September 30, 2025.

Net interest income (interest earned less interest expended) for the quarter ended September 30, 2026 grew by 9.7% to ₹ 346.2 billion from ₹ 315.5 billion for the quarter ended September 30, 2025. Net interest margin was at 3.16% on total assets, and 3.32% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended September 30, 2026 was ₹ 138.3 billion. The four components of other income for the quarter ended September 30, 2026 were fees & commissions of ₹ 96.9 billion (₹ 88.4 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 15.5 billion (₹ 15.9 billion in the corresponding quarter of the previous year), treasury trading gains of ₹ 7.8 billion (₹ 23.9 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 18.1 billion (₹ 15.3 billion in the corresponding quarter of the previous year).

Operating expenses for the quarter ended September 30, 2026 were ₹ 189.7 billion, as against ₹ 179.8 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.1%.

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Provisions and contingencies for the quarter ended September 30, 2026 were ₹ 35.7 billion. The total credit cost ratio was at 0.44% for the quarter ended September 30, 2026.

Profit before tax (PBT) for the quarter ended September 30, 2026 was at ₹ 259.1 billion. Profit after tax (PAT) for the quarter was at ₹ 195.1 billion, a growth of 4.7% over the quarter ended September 30, 2025. PAT, excluding treasury trading gains, grew by approximately 12.6% over the quarter ended September 30, 2025.

Balance Sheet: As of September 30, 2026

Total balance sheet size as of September 30, 2026 was ₹ 45,778 billion as against ₹ 40,030 billion as of September 30, 2025.

The Bank’s average deposits were ₹ 31,664 billion for the September 2026 quarter, a growth of 16.8% over ₹ 27,105 billion for the September 2025 quarter, and 5.1% over ₹ 30,115 billion for the June 2026 quarter.

The Bank’s average CASA deposits were ₹ 9,712 billion for the September 2026 quarter, a growth of 10.7% over ₹ 8,770 billion for the September 2025 quarter, and 1.5% over ₹ 9,570 billion for the June 2026 quarter.

Total EOP Deposits were at ₹ 33,274 billion as of September 30, 2026, an increase of 18.8% over September 30, 2025. CASA deposits grew by 10.8% with savings account deposits at ₹ 7,163 billion and current account deposits at ₹ 3,356 billion. Time deposits were at ₹ 22,755 billion as of September 30, 2026, an increase of 22.8% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 31.6% of total deposits as of September 30, 2026.

The Bank’s average advances under management, grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment were ₹ 31,872 billion for the September 2026 quarter, a growth of 14.1% over ₹ 27,946 billion for the September 2025 quarter, and a growth of 4.9% over ₹ 30,386 billion for the June 2026 quarter.

Gross advances were at ₹ 32,195 billion as of September 30, 2026, an increase of 16.3% over September 30, 2025. Advances under management grew by 15.3% over September 30, 2025. Retail loans grew by 11.7%, small and mid-market enterprises loans grew by 23.5% and corporate and other wholesale loans grew by 16.4%. Overseas advances constituted 3.3% of total advances.

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Half Year ended September 30, 2026

For the half year ended September 30, 2026, the Bank earned a total income of ₹ 1,894.4 billion as against ₹ 1,902.4 billion in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the half year ended September 30, 2026 were ₹ 948.1 billion, as against ₹ 990.7 billion for the half year ended September 30, 2025. Profit after tax for the half year ended September 30, 2026 was ₹ 385.7 billion, up by 4.8% over the corresponding half year ended September 30, 2025.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.9% as on September 30, 2026 (20.0% as on September 30, 2025) as against a regulatory requirement of 11.9%. Tier 1 CAR was at 17.2% and Common Equity Tier 1 Capital ratio was at 17.1% as of September 30, 2026. Risk-weighted Assets were at ₹ 31,793 billion.

NETWORK

As of September 30, 2026, the Bank’s distribution network was at 9,706 branches and 20,881 ATMs across 4,177 cities / towns as against 9,545 branches and 21,417 ATMs across 4,156 cities / towns as of September 30, 2025. 50% of the branches are in semi-urban and rural areas. In addition, the Bank has 14,365 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,10,109 as of September 30, 2026 (as against 2,20,339 as of September 30, 2025).

ASSET QUALITY

Gross non-performing assets were at 1.11% of gross advances as on September 30, 2026 (0.87% excluding NPAs in the agricultural segment), as against 1.17% as on June 30, 2026 (0.91% excluding NPAs in the agricultural segment), and 1.24% as on September 30, 2025 (0.99% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.37% of net advances as on September 30, 2026.

KEY SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 74.1% stake. For the quarter ended September 30, 2026, HDBFSL’s net revenue was at ₹ 31.9 billion. Profit after tax for the quarter ended September 30, 2026 was ₹ 7.8 billion compared to ₹ 5.8 billion for the quarter ended September 30, 2025, a growth of 34.2%. Profit after tax for the half year ended September 30, 2026 was ₹ 15.7 billion. The total loan book was ₹ 1,245 billion as on September 30, 2026. Stage 3 loans were at 2.43% of gross loans. Total CAR was at 21.4% with Tier-I CAR at 17.4%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.5% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended September 30, 2026 was ₹ 5.1 billion compared to ₹ 4.5 billion for the quarter ended September 30, 2025, a growth of 13.6%. Profit after tax for the half year ended September 30, 2026 was ₹ 11.2 billion.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.2% stake, offers a range of general insurance products. Profit after tax for the quarter ended September 30, 2026 was ₹ 1.6 billion compared to ₹ 1.8 billion for the quarter ended September 30, 2025. Profit after tax for the half year ended September 30, 2026 was ₹ 3.8 billion.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.3% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended September 30, 2026, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 9,691 billion. Profit after tax for the quarter ended September 30, 2026 was ₹ 7.5 billion compared to ₹ 7.2 billion for the quarter ended September 30, 2025. Profit after tax for the half year ended September 30, 2026 was ₹ 15.9 billion.

HDFC Securities Ltd (HSL), in which the Bank holds a 93.9% stake, is amongst the leading broking firms. For the quarter ended September 30, 2026, HSL’s total revenue was ₹ 9.6 billion. Profit after tax for the quarter ended September 30, 2026 was ₹ 2.7 billion, as against ₹ 2.1 billion for the quarter ended September 30, 2025, a growth of 26.1%. Profit after tax for the half year ended September 30, 2026 was ₹ 5.6 billion.

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

CONSOLIDATED FINANCIAL RESULTS AS PER INDIAN GAAP:

The Bank’s consolidated net revenue was ₹ 786.9 billion for the quarter ended September 30, 2026. The consolidated profit after tax for the quarter ended September 30, 2026 was ₹ 207.0 billion. The consolidated profit after tax for the half year ended September 30, 2026 was ₹ 399.4 billion.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the war in Iran, involving the United States, Israel and some neighbouring countries, and the geopolitical conflict between Israel and Hamas, which have complicated the geopolitical landscape and contributed to significant volatility in oil and energy prices; geopolitical tensions between India and Pakistan, with a lingering risk of sudden escalation in military conflict; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China.

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Madhu Chhibber

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HDFC Bank Ltd., Mumbai.

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